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07006111

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SEC MAIL RECEIVED PROCESSING
MAR - 1 2007
WASH. D.C. 186 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MVP Global Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Park Row # 25K
(No. and Street)

NY (City) NY (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Perlstein 212 962-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRANK COSTIGLIOLA
(Name – *if individual, state last, first, middle name*)

2 Dorothy St. (Address) PORT JEFFERSON (City) NY (State) 11776 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN PERLSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MVP Global Trading, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

NELLIE L. LEWIS
Notary Public, State of New York
No. 01LE6080109
Qualified in Kings County
Commission Expires September 9, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MVP Global Trading, LLC
Financial Statements
Year Ended December 31, 2006

Frank Costigliola
Certified Public Accountant

Independent Auditors' Report

To The Board of Directors
MVP Global Trading LLC
15 Park Row 25th Floor
New York, NY 10038

Gentlemen:

We have audited the accompanying statement of financial condition of MVP Global Trading LLC the "Company" as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2006, in conformity with accounting principles generally accepted in the United States.



Frank Costigliola CPA
Port Jefferson New York

February 21, 2007

MVP Global Trading, LLC
Statement of Financial Condition
December 31, 2006

Assets

Cash	$41,259
Securities, at Market Value	33,942
Receivables in Trading Account	167
Total Assets	75,368

Liabilites & Ownership Equity

Liabilities

Accounts Payable	775
Total Liabilites	775

Ownership Equity

Partners' Capital	74,593
Total Partner' Capital	74,593
Total Liabilites and Partners' Capital	$75,368

The accompanying notes and independent auditors' report
are an integral part of these financial statements.

MVP Global Trading, LLC
Income Statement
For the Twelve Months Ending December 31, 2006

Revenue:		
Fee Income	$188,163	
Commodities Revenue	15,195	
Interest and Dividends	1,497	
Other Income	1,054	
Total Revenue		$205,909
Expenses:		
Consulting Fees	$17,711	
Occupancy Costs	25,550	
Promotional Costs	34,123	
Guaranteed Payments	23,104	
Travel and Entertainment	15,412	
Professional Fees	10,824	
Office Expense	10,834	
Communications	6,190	
Regulatory Fees and Expenses	4,362	
Cable/ Internet Expenses	2,180	
Insurance Expense	1,179	
Utilities	1,385	
Bond Investment Loss	768	
Periodicals	764	
Postage and Delivery	463	
Bank Service Charge	206	
Trading Loss	99	
Licenses and Permits	90	
Total Expenses		155,244
Net Income		$50,665

The accompanying notes and independent auditors' report are an integral part of these financial statements.

MVP Global Trading, LLC
Statement of Changes in Partners' Capital
For the Twelve Months Ending December 31, 2006

Partners' Capital Balance- beginning	$37,890
Net income	50,665
Withdrawals	(13,962)
Partners' Capital Balance- ending	$74,543

The accompanying notes and independent auditors' report are an integral part of these financial statements

MVP Global Trading, LLC
Statement of Changes In Financial Condition
For the Twelve Months Ending December 31, 2006

Cash flow from operating activities:	
Net Income	$50,665
Adjustments to reconcile net income	
Decrease in Accounts receivable	389
Decrease in Sundry Receivable	1,283
Increase in Accounts Payable	775
Total adjustments	2,447
Net cash provided by operationg activities	53,112
Cash flow from financing activities:	
Distribution to Partners'	(13,962)
Net increase in cash and cash equivalents	39,150
Cash and cash equivalents- beginning	2,109
Cash and cash equivalents- ending	$41,259

The accompanying notes and independent auditors' report are an integral part of these financial statements.

MVP Global Trading, LLC
Computation of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2006

Total Partners' Equity Before Haircuts	$74,543
Haircuts on Securities:	
Debt Securities	(679)
Net Capital	73,864
Minimum Net Capital Requirement	45,000
Excess Net Capital	28,864
Excess Net Capital At 1000%	$73,786

There are no material differences between the computations above and the Company's corresponding unaudited FOCUS Report Part IIA filing

The accompanying notes and independent auditors' report are an integral part of these financial statements.

MVP Global Trading, LLC
Notes to Financial Statements
December 31, 2006

Note A- Summary of Significant Accounting Policies

Nature of Operations
MVP Global Trading LLC, a partnership engaged in business as a broker-dealer is located in New York.

Income Taxes
All tax effects of the partnership's income or loss are passed through to the partners individually.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the partners to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Guaranteed Payments
Guaranteed payments to partners are designed to represent reasonable compensation for services rendered are accounted for as partnership expenses rather than as an allocation of partnership net income.

Control Requirements
There are no amounts as of December 31, 2006, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The company is in compliance with the exemptive provisions of Rule15c3-3 under paragraph (k)(2)(ii) and thus is exempt from provisions of Rule 15c3-3.

Reconciliation Pursuant To Rule 17a-5(d)(4)
Computation fo Net Capital Under Rule 15c3-3

There was a small difference between the net capital reported on the December 31, 2006 unaudited Focus report and this report as follows.

Net Capital as reported on the unaudited Focus report	$73,914
Net Capital as audited	73,864
Difference	$ 50

Frank Costigliola
Certified Public Accountant

Independent Auditors' Report

To The Board of Directors
MVP Global Trading LLC
15 Park Row 25th Floor
New York, NY 10038

Gentlemen:

In planning and performing our audit of the financial statements of MVP Global Trading LLC (the Company) for the year ended December 31, 2006, we considered its internal control structure, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by regulation 1.16 of the commodity Exchange Act, we have made a study of the practices and procedures (including test of compliance of such practices and procedures) followed by the Company, and we considered relevant to the objectives stated in regulation 1.16, in making the periodic computations of the minimal financial requirements, pursuant to regulation 1.17 of the Commodity Exchange Act and the regulations there under.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures, and to assess whether those practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them in future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including controls for safeguarding customer and firm assets, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purpose in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do no accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Commodity Future Trading Commission, and other regulatory agencies, which rely on regulation 1.16 of the Commodity Exchange Act and should not be used for any other purpose.



Frank Costigliola
Port Jefferson, New York

February 21, 2007

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: MVP Global Trading, LLC

Address: 15 Park Row - 25K
NY NY 10038

Telephone: (212) 962-2100

SEC Registration Number: 67105

NASD Registration Number: 137662

(ii) Accounting Firm

Name: FRANK COSTIGLIOLA, CPA

Address: 2 Dorothy St., PORT JEFFERSON NY 11776

Telephone: (631) 796-0587

Accountant's State Registration Number: 052729

(iii) Audit date covered by the Agreement:

12	31	2006
(Month)	(Day)	(Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: [signature]

Name: STEVEN PERLSTEIN

(By Firm's FINOP or President)

Title: PRESIDENT Date: 2/21/07

END